

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 23, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration Shares of beneficial interest, no par value per share of the following series of Two Roads Shared Trust, under the Exchange Act of 1934.

- LeaderShares® Activist Leaders ETF
- LeaderShares® AlphaFactor Tactical Focused ETF

Sincerely,